AVITAR, INC.
                                   65 DAN ROAD
                                CANTON, MA 02021

                                                                   June 12, 2006

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549
         Attn:  Russell Mancuso
                   Branch Chief (By EDGAR Correspondence)

         RE:      Avitar, Inc.
                  Registration Statement on Form SB-2/A Filed on May 19, 2006 and Amended on June 7, 2006
                  File No. 333-134302

Ladies and Gentlemen:

     In regard to the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, the registrant hereby requests acceleration of the effective date to 2 PM on June 14, 2006 or as soon thereafter as practicable.

     In accordance with Rule 461, the registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering. Further, the registrant hereby acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact our counsel, Eugene M. Cronin, Esq. at Dolgenos Newman & Cronin LLP at (212) 925-2800 ext. 210 with any questions concerning this request.

                                            Sincerely,

                                            /s/J. C. LEATHERMAN
                                            ------------------------
                                            J. C. Leatherman,
                                            CFO
cc (via fax):  Tom Jones, Examiner